PRICING SUPPLEMENT DATED DECEMBER 18, 2002                       Rule 424(b)(3)
(To Prospectus Supplement and Prospectus
dated September 25, 2002)                                    File No. 333-97937
Pricing Supplement Number: 2274


                            Merrill Lynch & Co., Inc.
                           Medium-Term Notes, Series B
                   Due Nine Months or More from Date of Issue

                S&P 500(R) Index Floor Notes due October 2, 2006
                                  (the "Notes")
                                   __________

     The Notes are 100% principal protected, meaning that at maturity you will receive no less than the Issue Price of $1,000 per $1,000 principal amount of the Notes. The Notes will pay a Supplemental Return Amount (as defined below) at maturity based upon a maximum percentage of 70% minus the sum of the monthly percentage declines of the S&P 500(R) Index over the term of the Notes. The Supplemental Return Amount will not exceed $700 per $1,000 principal amount of the Notes and will not be less than zero.

     The Notes will pay interest semi-annually at a rate of 1.50% per annum on the principal amount of the Notes. The amount payable at maturity of the Notes will include, in addition to the amounts described in the above paragraph, accrued but unpaid interest.

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series B" as more fully described in the attached Prospectus Supplement. This pricing supplement supplements the attached Prospectus Supplement and Prospectus and supercedes information in such Prospectus Supplement and Prospectus to the extent it contains information that is different from the information in the attached Prospectus Supplement and Prospectus.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying Prospectus Supplement.



Aggregate principal amount...................     $11,975,000

Stated Maturity Date.........................     October 2, 2006

Issue Price..................................     $1,000 per Note

Original Issue Date..........................     December 30, 2002

Interest Rate................................     1.50% per annum on the principal amount of each Note, payable semi-annually.

Interest Payment Dates.......................     Each April 2 and October 2, commencing on April 2, 2003 and ending on the maturity date.  If any Interest Payment Date is not a
                                                  Business Day, any payment due on such Interest Payment Date will be made on the immediately succeeding Business Day and no
                                                  additional interest will accrue as a result of the delayed payment.  Interest will be paid to the persons in whose names the
                                                  Notes are registered at the close of business on the fifteenth calendar day preceding the related Interest Payment Date, whether or not such fifteenth calendar day is a Business Day.

The Index....................................     The S&P 500(R)Index (the "Index") is published by Standard &
                                                  Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard &
                                                  Poor's" or "S&P") and is intended to provide an indication of the pattern of common stock price movement. The value of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through
                                                  1943. The market value for the common stock of a company is the product of the market price per share of

"Standard & Poor's(R)", "Standard & Poor's 500(R)", "S&P 500(R)", "S&P(R)" and "500" are trademarks of The McGraw-
Hill Companies, Inc. and have been licensed for certain purposes by Merrill Lynch Capital Services, and Merrill
Lynch & Co., Inc. is an authorized sublicensee.  The Notes are not sponsored, endorsed, sold or promoted by
Standard & Poor's.


                                                  the common stock and the number of outstanding shares of common stock.
                                                  As of November 29, 2002, 424 companies or 84.9% of the Index traded on the New York Stock Exchange; 74 companies or 15.0% of the Index traded on the Nasdaq Stock Market; and 2 companies or 0.1% of the Index traded on the American Stock Exchange. As of November 29, 2002, the
                                                  aggregate market value of the 500 companies included in the Index represented approximately 80% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the
                                                  Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market.

                                                  Please note that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Index.

Amount payable at maturity...................     On the Stated Maturity Date, for each Note you will receive:

                                                      (i)   the principal amount of $1,000;

                                                      (ii)  accrued but unpaid interest; and

                                                      (iii) the Supplemental Return Amount, if any.

                                                  The "Supplemental Return Amount" per Note will equal the greater of:

                                                      (a)  $1,000 x Supplemental Return Percentage; and

                                                      (b)  zero.

Supplemental Return Percentage and
Maximum Percentage...........................     The "Supplemental Return Percentage" will equal 70% (the "Maximum
                                                  Percentage") less the sum of all negative price returns on the
                                                  Index as described herein for each monthly calculation period in respect of which the Index experiences a negative price return
                                                  (the "Negative Returns").

Negative Returns.............................     The Negative Returns will equal the sum of all negative price returns on the Index for each monthly calculation period during the term of the Notes (each monthly return for such period being a
                                                  "Monthly Return").  The Calculation Agent will determine each
                                                  Monthly Return on the 28th of each month or, if such day is not an
                                                  Index Business Day, the next succeeding day that is an Index
                                                  Business Day except as described below under the definition of
                                                  Index Business Day (a "Monthly Return Calculation Date") by
                                                  determining the percentage change in the closing value of the
                                                  Index on such Monthly Return Calculation Date relative to the closing value of the Index on the immediately preceding Monthly
                                                  Return Calculation Date, or, in the case of the first Monthly
                                                  Return Calculation Date scheduled on January 28, 2003, by
                                                  determining the percentage change in the closing value of the
                                                  Index on such first Monthly Return Calculation Date relative to 891.12, the value of the Index on December 18, 2002, the date the Notes were priced for initial sale to the public (the "Pricing
                                                  Date").  Each such negative Monthly Return (i.e., percentage decrease) will be subtracted from the Maximum Percentage.

                                                                 P-2

                                                  You should understand that for you to receive the maximum value of the Supplemental Return Amount, the Negative Returns must equal zero.  This will occur only if there are no negative Monthly
                                                  Returns as of any of the 45 Monthly Return Calculation Dates,
                                                  which we consider very unlikely to happen.  Any negative Monthly
                                                  Returns will reduce the Supplemental Return Percentage and therefore the value of the Supplemental Return Amount.  The
                                                  Supplemental Return Percentage will not be increased by positive
                                                  Monthly Returns.  The Supplemental Return Amount could equal zero.

Minimum amount payable at
maturity....................................      Issue Price of $1,000 per Note, plus accrued and unpaid interest.

Maximum amount payable at
maturity.....................................     $1,700 per Note, plus accrued and unpaid interest.

Business Day.................................     "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Index Business Day...........................     "Index Business Day" means a day on which the New York Stock
                                                  Exchange, the American Stock Exchange and the Nasdaq Stock Market
                                                  are open for trading, a Market Disruption Event has not occurred and the Index or any successor index is calculated and published.

                                                  If any Monthly Return Calculation Date is not an Index Business
                                                  Day, the Monthly Return will be determined on the immediately succeeding Index Business Day; provided, however, that if the final Monthly Return Calculation Date of September 28, 2006 is not
                                                  an Index Business Day, then the Monthly Return will be determined as if the immediately preceding Index Business Day were the final
                                                  Monthly Return Calculation Date.

CUSIP number.................................     59018YPA4

Form of Notes................................     Book-entry.

Denominations................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee......................................     JPMorgan Chase Bank.

Calculation Agent............................     Merrill Lynch, Pierce, Fenner & Smith Incorporated

                                                  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on Merrill
                                                  Lynch & Co., Inc. ("ML&Co.") and beneficial owners of the Notes.

                                                  All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to
                                                  9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co............................     $11,735,500

Underwriting Discount........................     $239,500


                                 RISK FACTORS

     Your investment in the Notes will involve certain risks, including risks not associated with similar investments in a conventional debt security. You should consider carefully the following discussion of risks, and the risks described in the accompanying Prospectus Supplement, before you decide that an investment in the Notes is suitable for you.

Your return will be reduced by monthly decreases in the Index over the term of the Notes

     At maturity you will receive for each $1,000 principal amount of Notes, $1,000, accrued and unpaid interest and the Supplemental Return Amount, if any. The Supplemental Return Amount will depend on the sum of the monthly decreases in the value of the Index during the term of the Notes, or the Negative Returns. Because the Supplemental Return Amount will be reduced by monthly decreases and will not be increased by any monthly increases in the value of the Index, your return will not correspond to the change in the value of the Index from the Pricing Date to the final Monthly Return Calculation Date.

     You should understand that for you to receive the maximum value of the Supplemental Return Amount, the Negative Returns must equal zero. This will occur only if there are no monthly decreases in the value of the Index as of any of the Monthly Return Calculation Dates, which we consider very unlikely to happen. The Supplemental Return Amount could equal zero.

     Any negative Monthly Returns will reduce the value of the Supplemental Return Percentage and therefore the Supplemental Return Amount. The Supplemental Return Percentage will not be increased by positive Monthly Returns.

     You should expect that the value of the Notes will be affected by the volatility of the Index. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. A high volatility of the Index during the term of the Notes would be expected to increase the size and probability of occurrence of Negative Returns and thus reduce the Supplemental Return Amount. In recent periods, the Index has experienced significant volatility. We cannot predict the future volatility of the Index.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same Stated Maturity Date. Your interest may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A trading market for the Notes is not expected to develop

     The Notes will not be listed on any securities exchange; and we do not expect a trading market for the Notes to develop. Although our affiliate Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the value of the Notes attributable to another factor, such as a sustained period with no negative Monthly Returns. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

     The value of the Index is expected to affect the value of the Notes. We expect that the Supplemental Return Amount, and therefore the value of the Notes, will depend substantially on the direction and, if negative, magnitude of changes in the market values of the Index. Since the Supplemental Return Amount can only decrease but not increase, we would expect the Notes to be valued by secondary market participants at a level that discounts, and perhaps discounts significantly, the then-current maximum possible Supplemental Return Amount. For example, if early in the term of the Notes, the Negative Returns exceed the Maximum Percentage (i.e., the Supplemental Return Amount equals zero), then no value will be given to the Supplemental Return Amount for the remainder of the term of the Notes. You should be aware that, depending on the timing of increases and decreases in the value of the Index during the term of the Notes, it is possible for the Index to increase over the term of the Notes and for the Supplemental Return Amount to equal zero.

     Changes in the levels of interest rates are expected to affect the value of the Notes. In general, if U.S. interest rates increase, we expect that the value of the Notes will decrease due to the fixed coupon and return of principal and, conversely, if U.S. interest rates decrease, we expect the value of the Notes will increase. Furthermore, the affect of interest rates on the Index may affect the value of the Notes. In general, rising U.S. interest rates may lower the value of the Index and, thus, may lower the value of the Notes. Falling U.S. interest rates may increase the value of the Index and, thus, may increase the value of the Notes.

     Changes in the volatility of the Index are expected to affect the value of the Notes. If the volatility of the Index increases, the value of the Notes may be adversely affected. Increased volatility increases the probability of negative changes in the Index, and the magnitude of such negative changes, on any particular Monthly Return Calculation Date, thereby increasing the probability of larger Negative Returns, which would reduce the value of the Notes.

     Changes in dividend yields of the stocks included in the Index are expected to affect the value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the Notes will increase.

     Changes in our credit ratings may affect the value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the extent of the Negative Returns, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Purchases and sales by us and our affiliates may affect your return

     We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index or engage in other transactions for our own accounts for business reasons or in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts of interest could arise

     MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S may buy and sell Notes and may stabilize or maintain the market price of the Notes during initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or to continue them once it has started.

     MLPF&S is also the calculation agent for the Notes. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise. These conflicts could occur under certain circumstances, for instance, in connection with the determination as to whether the value of the Index can be calculated on a trading day, or in connection with its judgments that it would be required to make in the event of a discontinuance of the Index. See the sections entitled "The Index--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement.

     We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligations in connection with the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

     You should consider the tax consequences of investing in the Notes. See the section entitled "United States Federal Income Taxation" in this pricing supplement.



       HYPOTHETICAL EXAMPLES OF MONTHLY PERCENTAGE CHANGES IN THE INDEX

     The following table provides hypothetical percentage changes in the Index from the closing value in the prior calendar month for the specified Index Value for each example. Each negative value would represent a negative Monthly Return, which in aggregate equals the Negative Returns over the 45 months from the Original Issue Date. The examples are based on the following criteria:

     o two hypothetical examples, each assuming the Index increases 15% over the term of the Notes, but with differing Monthly Returns; and

     o two hypothetical examples, each assuming the Index decreases 15% over the term of the Notes, but with differing Monthly Returns.

     These figures are for purposes of illustration only. The actual Supplemental Return Amount received by you will depend on the actual values of the Index on each of the Monthly Return Calculation Dates (i.e., Monthly Returns) as described herein.

     You should understand that for you to receive the maximum value of the Supplemental Return Amount, the Negative Returns must equal zero. This will occur only if there are no negative Monthly Returns as of any of the Monthly Return Calculation Dates, which we consider very unlikely to happen. The Supplemental Return Amount could equal zero.

     Any negative Monthly Returns will reduce the Supplemental Return Percentage and therefore the value of the Supplemental Return Amount. The Supplemental Return Percentage will not be increased by positive Monthly Returns. A high volatility of the Index during the term of the Notes would be expected to increase the Negative Returns and thus reduce the Supplemental Return Amount. In recent periods, the Index has experienced significant volatility. We cannot predict the future volatility of the Index.


                                      Hypothetical Calculations of the Supplemental Return Amount

                                 EXAMPLE 1                EXAMPLE 2                EXAMPLE 3                  EXAMPLE 2
                              Hypothetical 15%         Hypothetical 15%         Hypothetical 15%          Hypothetical 15%
                           Increase in the Index -   Increase in the Index -  Increase in the Index -  Decrease in the Index -
                            Positive Supplemental      Zero Supplemental        Zero Supplemental       Positive Supplemental
                               Return Amount             Return Amount            Return Amount            Return Amount

                                           Negative                Negative               Negative                Negative
        Monthly Return           Index     Monthly       Index     Monthly      Index     Monthly      Index      Monthly
       Calculation Date          Value     Return        Value     Return       Value     Return       Value      Return
       ----------------          -----     --------      -----     --------     -----     --------     -----      --------
            Year 1

   December 18 (1)               891.12     --           891.12     --          891.12     --          891.12     --
   January 28                    868.89    -2.49%        845.23    -5.15%       958.26     0.00%       896.86     0.00%
   February 28                   842.35    -3.05%        826.53    -2.21%       945.62    -1.32%       875.56    -2.37%
   March 28                      865.96     0.00%        815.26    -1.36%       902.26    -4.59%       845.21    -3.47%
   April 28                      866.89     0.00%        805.29    -1.22%       947.74     0.00%       892.32     0.00%
   May 28                        872.56     0.00%        819.69     0.00%       956.89     0.00%       882.83    -1.06%
   June 28                       822.89    -5.69%        889.52     0.00%       925.29    -3.30%       889.26     0.00%
   July 28                       802.54    -2.47%        942.63     0.00%       902.26    -2.49%       870.23    -2.14%
   August 28                     865.29     0.00%        925.36    -1.83%       926.29     0.00%       849.21    -2.42%
   September  28                 874.74     0.00%        905.59    -2.14%       978.76     0.00%       854.75     0.00%
   October 28                    825.00    -5.69%        918.19     0.00%       929.59    -5.02%       869.23     0.00%
   November 28                   905.96     0.00%        880.26    -4.13%       902.26    -2.94%       846.12    -2.66%
   December 28                   911.42     0.00%        950.26     0.00%       908.89     0.00%       878.26     0.00%
            Year 2
   January 28                    870.56    -4.48%       1056.59     0.00%       950.48     0.00%       915.63     0.00%
   February 28                   907.63     0.00%        959.36    -9.20%       919.56    -3.25%       942.63     0.00%
   March 28                      913.59     0.00%        905.26    -5.64%       967.23     0.00%       925.86    -1.78%
   April 28                      917.65     0.00%        982.36     0.00%       912.56    -5.65%       901.23    -2.66%
   May 28                        923.61     0.00%        917.23    -6.63%       945.98     0.00%       874.38    -2.98%
   June 28                       931.52     0.00%        912.26    -0.54%       958.36     0.00%       890.23     0.00%
   July 28                       882.13    -5.30%        917.89     0.00%       914.63    -4.56%       869.23    -2.36%
   August 28                     927.89     0.00%        938.89     0.00%       919.26     0.00%       878.89     0.00%
   September  28                 921.89    -0.65%        974.56     0.00%       944.86     0.00%       861.43    -1.99%
   October 28                    923.59     0.00%        956.39    -1.86%       928.65    -1.72%       845.00    -1.91%
   November 28                   902.26    -2.31%       1041.91     0.00%       935.86     0.00%       861.78     0.00%
   December 28                   945.29     0.00%        942.03    -9.59%       906.78    -3.11%       895.86     0.00%
            Year 3
   January 28                    901.59    -4.62%        978.89     0.00%       857.23    -5.46%       878.21    -1.97%
   February 28                   958.76     0.00%       1052.68     0.00%       890.26     0.00%       868.49    -1.11%
   March 28                      949.25    -0.99%       1098.23     0.00%       917.78     0.00%       860.21    -0.95%
   April 28                      975.88     0.00%       1053.26    -4.09%       912.58    -0.57%       858.74    -0.17%
   May 28                        980.26     0.00%       1056.59     0.00%       942.69     0.00%       863.46     0.00%
   June 28                      1002.36     0.00%       1043.89    -1.20%       929.59    -1.39%       835.48    -3.24%
   July 28                      1005.89     0.00%       1026.69    -1.65%       912.89    -1.80%       847.69     0.00%
   August 28                     961.29    -4.43%       1045.62     0.00%       956.89     0.00%       819.89    -3.28%
   September 28                  992.48     0.00%       1005.26    -3.86%       917.89    -4.08%       849.84     0.00%
   October 28                    998.89     0.00%       1049.23     0.00%       903.48    -1.57%       823.74    -3.07%
   November 28                  1005.98     0.00%       1045.98    -0.31%       862.89    -4.49%       842.94     0.00%
   December 28                  1014.59     0.00%       1026.87    -1.83%       805.73    -6.62%       812.59    -3.60%
            Year 4
   January 28                    970.26    -4.37%       1015.89    -1.07%       815.45     0.00%       813.76     0.00%
   February 28                  1017.11     0.00%       1039.56     0.00%       826.81     0.00%       815.74     0.00%
   March 28                     1034.59     0.00%       1078.69     0.00%       847.41     0.00%       811.82    -0.48%
   April 28                      986.38    -4.66%       1051.74    -2.50%       879.85     0.00%       810.72    -0.14%
   May 28                       1006.38     0.00%       1046.12    -0.53%       812.69    -7.63%       805.73    -0.62%
   June 28                      1058.15     0.00%       1022.29    -2.28%       817.89     0.00%       812.83     0.00%
   July 28                      1042.29    -1.50%       1015.59    -0.66%       809.45    -1.03%       823.89     0.00%
   August 28                    1018.50    -2.28%       1029.26     0.00%       787.00    -2.77%       801.83    -2.68%
   September  28                1024.79     0.00%       1024.79    -0.43%       757.45    -3.75%       757.45    -5.53%


   Total Return
   on the Index:                 15.00%                  15.00%                -15.00%                -15.00%


   Negative Returns:                      -55.00%                 -71.92%                -79.12%                -54.63%


   Supplemental Return
   Percentage:                             15.00%                   0.00%                  0.00%                 15.37%
   -------------------------------------
         (1) Represents the value of the Index on the Original Issue Date.


     As you can see from the foregoing hypothetical examples, it is not the overall change in the value of the Index from the Pricing Date to maturity, but rather the percentage changes in the Index on each of the Monthly Return Calculation Dates, that will determine the Supplemental Return Amount.

Hypothetical Historical Examples

     The following graph sets forth on the left axis the annualized rates of return for hypothetical notes issued in various series which mature each month from September 1983 to December 2002. The calculation of these hypothetical annualized rates of return used historical values of the Index and assumed that each series of notes had:

     o an original maturity of 45 months (i.e., was issued 3 3/4 years prior to its hypothetical maturity date);
     o    an Interest Rate equal to 1.50%;
     o an interest payment 3 months after the hypothetical date of issuance and then interest payments semi-annually from such first interest payment date for the remainder of the term;
     o each interest payment is reinvested for the remainder of the term at the Interest Rate;
     o    a Maximum Percentage of 70%; and
     o a Monthly Return Calculation Date of the 15th of each month or, if such day was not an Index Business Day, the next succeeding day that was an Index Business Day.

The annualized rates of return are calculated using a 360-day year of twelve 30-day months compounded semi-annually. The graph also sets on the right axis the value of the Index on the 15th of each month or, if such day was not an Index Business Day, the next succeeding day that was an Index Business Day.


[THE GRAPH APPEARING HERE SETS FORTH THE ANNUALIZED RETURNS BASED ON HISTORICAL INDEX VALUES. THE LEFT AXIS SHOWS THE RATE OF RETURN RANGING FROM 0.00% TO 14.00% AND THE RIGHT AXIS SHOWS THE INDEX LEVEL OF THE S&P 500(R) INDEX RANGING FROM 0 TO 1600. THE HORIZONTAL AXIS DISPLAYS THE HYPOTHETICAL MATURITY DATES IN 45-MONTH TERMS FROM SEPTEMBER 1983 TO DECEMBER 2002.]


     The above graph is for purposes of illustration only. The returns would vary if a Monthly Return Calculation Date other than those on the 15th of each month were used. Past movements of the Index are not necessarily indicative of the future Index values. The Index values in recent periods on the graph depict high volatility relative to prior periods. This high volatility explains in part the lower rates of return for the corresponding periods also seen on the graph. The actual Supplemental Return Amount received by you and the annualized rate of return on the Notes will depend on the actual Monthly Returns determined by the calculation agent as described in this pricing supplement.

Historical Closing Values of the Index

     The following table sets forth the actual closing level of the Index on the 15th of each month, in the period from January 1997 through December 2002, and the percentage change in the Index from the closing level of the Index on the 15th of the immediately preceding month or, if the closing level of the Index was not available on such day, the next succeeding day that the closing level of the Index was available in such month. This historical data for the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decline at any time during the term of the Notes. Monthly historical information for the same period, but using different monthly dates (e.g., using closing levels as of the 1st of each month rather than as of the 15th of each month) would result in different monthly increases or decreases.

             Historical Values of the Index and Percentage Change

                        %                  %                  %                   %                     %                  %
            1997       Chg     1998       Chg     1999       Chg      2000       Chg     2001        Chg      2002        Chg
            ----       ---     ----       ---     ----       ---      ----       ---     ----        ---      ----        ---
Jan.....    767.20    6.41%    950.73   -1.31%    1243.26   6.92%     1455.14   2.96%    1326.65     1.11%    1146.19     1.04%
Feb.....    816.29    6.40%   1022.76    7.58%    1241.87  -0.11%     1402.05  -3.65%    1326.61     0.00%    1104.18    -3.67%
Mar.....    795.71   -2.52%   1079.27    5.53%    1307.26   5.27%     1392.14  -0.71%    1173.56   -11.54%    1166.16     5.61%
Apr.....    754.72   -5.15%   1119.32    3.71%    1322.85   1.19%     1401.44   0.67%    1179.68     0.52%    1102.55    -5.45%
May.....    841.88   11.55%   1108.73   -0.95%    1339.49   1.26%     1452.36   3.63%    1249.44     5.91%    1091.07    -1.04%
Jun.....    893.90    6.18%   1077.01   -2.86%    1301.16  -2.86%     1478.73   1.82%    1214.36    -2.81%    1036.17    -5.03%
Jul.....    925.76    3.56%   1174.81    9.08%    1409.62   8.34%     1510.49   2.15%    1202.45    -0.98%     917.93   -11.41%
Aug.....    900.81   -2.70%   1083.67   -7.76%    1330.77  -5.59%     1484.43  -1.73%    1178.02    -2.03%     930.25     1.34%
Sep.....    919.77    2.10%   1037.68   -4.24%    1317.97  -0.96%     1465.81  -1.25%    1038.77   -11.82%     891.10    -4.21%
Oct.....    965.72    5.00%   1047.49    0.95%    1247.41  -5.35%     1374.62  -6.22%    1089.98     4.93%     881.27    -1.10%
Nov.....    946.20   -2.02%   1135.86    8.44%    1394.39  11.78%     1389.81   1.11%    1142.24     4.79%     909.83     3.24%
Dec.....    963.39    1.82%   1162.83    2.37%    1413.33   1.36%     1312.15  -5.59%    1134.36    -0.69%     910.40     0.06%
--------------------------------------
         The closing value of the Index on December 18, 2002 was 891.12.


     The following graph plots the historical monthly percentage change of the Index from January 1997 through December 2002 set forth in the table above. Past movements of the Index are not necessarily indicative of how the Index will perform in the future.

[THE GRAPH APPEARING HERE SETS FORTH THE HISTORICAL MONTHLY PERCENTAGE CHANGE OF THE INDEX. THE VERTICAL AXIS SHOWS THE PERCENTAGE CHANGE RANGING FROM -15.00% TO 15.00%. THE HORIZONTAL AXIS SHOWS THE DATES FROM JANUARY 1997 TO DECEMBER 2002.]

                                  THE INDEX

     Standard & Poor's publishes the S&P 500 Index. The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 29, 2002, 424 companies or 84.9% of the Index traded on the NYSE; 74 companies or 15.0% of the Index traded on the Nasdaq Stock Market; and 2 companies or 0.1% of the Index traded on the AMEX. As of November 29, 2002, the aggregate market value of the 500 companies included in the Index represented approximately 80% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (13.9%), Consumer Staples (9.0%), Energy (5.6%), Financials (20.3%), Health Care (14.5%), Industrials (11.3%), Information Technology (15.8%), Materials (2.8%), Telecommunication Services (4.2%) and Utilities (2.6%). Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

     The return on the Notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

     Standard & Poor's currently computes the Index as of a particular time as follows:

     1 the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);

     2. the market values of all component stocks as of that time are aggregated;

     3. the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

     4. the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

     5. the current aggregate market value of all component stocks is divided by the Base Value; and

     6.   the resulting quotient, expressed in decimals, is multiplied by ten.

     While Standard & Poor's currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the Supplemental Return Amount, if any, payable to beneficial owners of Notes upon maturity or otherwise.

     Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

     o    the issuance of stock dividends,

     o the granting to shareholders of rights to purchase additional shares of stock,

     o the purchase of shares by employees pursuant to employee benefit plans,

     o    consolidations and acquisitions,

     o the granting to shareholders of rights to purchase other securities of the issuer,

     o the substitution by Standard & Poor's of particular component stocks in the Index, and

     o    other reasons

     In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:


                         (New Market Value)
        Old Base Value x (----------------) = New Base Value
                         (Old Market Value)


     The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

License Agreement

     Standard & Poor's does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the Notes, or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

     S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

     The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this pricing supplement:

     "The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P's only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes."

Adjustments to the Index; Market Disruption Events

     If at any time S&P changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

     "Market Disruption Event" means either of the following events as determined by the calculation agent:

          (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index or any successor index; or

          (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

         For the purpose of the above definition:

          (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

          (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

     As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Index

     If S&P discontinues publication of the Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by S&P or any other entity for the Index and calculate the Supplemental Return Amount as described above under "Amount payable at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

     In the event that S&P discontinues publication of the Index and:

          o    the calculation agent does not select a successor index, or

          o    the successor index is no longer published,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

     If S&P discontinues publication of the Index before a Monthly Return Calculation Date and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

     o    the determination of the Supplemental Return Percentage, and

     o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing a Negative Monthly Return as described in the preceding paragraph as if that day were a Monthly Return Calculation Date. The calculation agent will cause notice of each value to be published not less often than once each month in WSJ or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

     Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.


                      EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to principal and accrued and unpaid interest on each Note, will be equal to the amount payable on the Stated Maturity Date, calculated as though the date of early repayment was the Stated Maturity Date. The Supplemental Return Amount payable on each Note will be determined as follows:

     o The fourth Business Day prior to such day of early repayment will be the final Monthly Return Calculation Date for the determination of the final Negative Returns.

     o The Maximum Percentage will be pro-rated over the period from December 30, 2002 through the date of early repayment on a straight-line basis.

     o The Supplemental Return Percentage will be the pro-rated Maximum Percentage minus the final Negative Returns.

     o The Supplemental Return Amount will be $1,000 times the Supplemental Return Percentage, calculated as described above, payable on the date of early redemption. The Supplemental Return Amount will not be less than zero.

See "Amount payable at maturity" in this pricing supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Notes plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

     In case of default in payment of the Notes, whether at the Stated Maturity Date, an Interest Payment Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 1.90% per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.


                     UNITED STATES FEDERAL INCOME TAXATION

     Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with the Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding the Notes in a tax-deferred or tax-advantaged account, or persons holding the Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

     On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

     In particular, solely for purposes of applying the Final Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of the stated semi-annual interest payments on the Notes and a payment on the maturity date of the principal amount thereof (i.e., $1,000 per Note) and a projected Supplemental Return Amount equal to $70.5479 per Note (the "Projected Supplemental Return Amount"). This represents an estimated yield on the Notes equal to 3.280% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000), increased by the interest previously accrued on the Note and reduced by interest payments received on the Note. As a result of the foregoing rules, a U.S. Holder will not be required to separately include in income the stated semi-annual interest payments received on a Note. At maturity of a Note, in the event that the actual Supplemental Return Amount, if any, exceeds $70.5479 per Note (i.e., the Projected Supplemental Return Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Return Amount over $70.5479 per Note (i.e., the Projected Supplemental Return Amount) in income as ordinary interest on the Stated Maturity Date. Alternatively, in the event that the actual Supplemental Return Amount, if any, is less than $70.5479 per Note (i.e., the Projected Supplemental Return Amount), the amount by which the Projected Supplemental Return Amount (i.e., $70.5479 per Note) exceeds the actual Supplemental Return Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Stated Maturity Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Return Amount (i.e., $70.5479 per Note) in excess of the actual Supplemental Return Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

     Notwithstanding the foregoing, if the actual Supplemental Return Amount becomes fixed at zero more than 6 months before the Stated Maturity Date, a U.S. Holder will have a negative adjustment. Under the Final Regulations, a U.S. Holder would be required to take into account such negative adjustment (generally as an offset to either previously accrued interest on the Notes or future interest accruals on the Notes) in a reasonable manner over the period to which it relates. In addition, under the Final Regulations, if the Supplemental Return Amount becomes fixed at zero more than 6 months before the Stated Maturity Date, the Supplemental Return Amount will no longer be treated as a contingent payment after the date the Supplemental Return Amount becomes fixed at zero. Moreover, on the date the Supplemental Return Amount becomes fixed at zero, the projected payment schedule for the Notes will be modified prospectively to reflect the fixed amount of the payment (i.e., $0 per Note). Therefore, at maturity of a Note, a U.S. Holder will not be permitted to treat the excess of the Projected Supplemental Return Amount (i.e., $70.5479 per
Note) over the actual Supplemental Return Amount (i.e., $0 per Note) as an interest offset or as an ordinary loss on the Stated Maturity Date. In addition to the foregoing, for purposes of accruing original issue discount under the Final Regulations, if the actual Supplemental Return Amount becomes fixed at zero during an accrual period (i.e., generally each six-month period during which the Notes are outstanding), a new accrual period will begin on the day after the day on which the actual Supplemental Return Amount becomes fixed at zero. U.S. Holders should consult their own tax advisors regarding the application of these special rules.

     Upon the sale or exchange of a Note prior to the Stated Maturity Date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder and reduced by any interest payments received on the Note. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). Notwithstanding the foregoing, if the actual Supplemental Return Amount becomes fixed at zero more than 6 months before the Stated Maturity Date, any gain or loss recognized by a U.S. Holder upon the sale or exchange of a Note prior to the Stated Maturity Date generally will be treated as capital gain or loss. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending on the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

     All prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

     The projected payment schedule (including both the Projected Supplemental Return Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Return Amount will be, or that the actual Supplemental Return Amount will even exceed zero.

     The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Supplemental Return Amount and an estimated yield equal to 3.280% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the Final Regulations to the Notes:


                                                                        Total interest deemed
                                                                          to have accrued on
                                                Interest deemed to        Notes as of end of
                                               accrue during accural        accrual period
         Accrual Period                          period (per Note)            (per Note)
         --------------                        ---------------------    ----------------------
December 30, 2002 through April 2, 2003.....           $8.3822                  $8.3822
April 3, 2003 through October 2, 2003.......          $16.4746                 $24.8568
October 3, 2003 through April 2, 2004.......          $16.6218                 $41.4786
April 3, 2004 through October 2, 2004.......          $16.7714                 $58.2500
October 3, 2004 through April 2, 2005.......          $16.9234                 $75.1734
April 3, 2005 through October 2, 2005.......          $17.0780                 $92.2514
October 3, 2005 through April 2, 2006.......          $17.2351                $109.4865
April 3, 2006 through October 2, 2006.......          $17.3947                $126.8812

-----------------
Projected Supplemental Return Amount = $70.5479 per Note.


Non-U.S. Holders

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

     Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

     Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.


                             ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the "Code").

     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

     The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

     (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

     (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

     (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

     (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

     (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

     The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                             PLAN OF DISTRIBUTION

     As described in the "The Plan of Distribution" in the attached Prospectus Supplement, MLPF&S is purchasing the Notes, as principal, from ML&Co., for resale to investors and other purchasers at the Issue Price set forth on the cover of this pricing supplement. MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the Issue Price set forth on the cover page of this pricing supplement. After the initial public offering, the Issue Price may be changed.

     We expect that delivery of the Notes will be made against payment therefor on or about the Original Issue Date specified on the cover page of this pricing supplement, which will be the seventh Business Day following the Pricing Date of the Notes (this settlement cycle being referred to as "T+7"). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Pricing Date or on any of the next three succeeding Business Days will be required, by virtue of the fact that the Notes initially will settle on T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.